SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of July, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANY ANNOUNCEMENT

UNIBANCO – UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.
PUBLICLY-HELD COMPANY	PUBLICLY-HELD COMPANY
CNPJ 33.700.394/0001-40	CNPJ 00.022.034/0001-87

PROPOSAL FOR PAYMENT OF INTEREST ON CAPITAL STOCK TO BE APPLIED AGAINST THE DIVIDENDS FOR 2004 FISCAL YEAR

The Board of Officers of UNIBANCO – União de Bancos Brasileiros S.A. and of UNIBANCO HOLDINGS S.A. (the first one hereinafter referred to as “Unibanco”, the second as “Unibanco Holdings”, and collectively as the “Companies”) have decided to propose to their respective Boards of Directors to hold meetings on July 23, 2004 in order to discuss the payment of interest on capital stock, in the gross and total amount of R$240,008,589.46 and R$118,747,383.21, respectively, to be made from August 02, 2004 on.

This payment shall be considered as part of the mandatory dividend corresponding to the fiscal year of 2004, in accordance with the provisions of article 9th of Federal Law 9,249/95, article 44 paragraph 8th of the by-laws of Unibanco and article 35 sole paragraph of the by-laws of Unibanco Holdings.

Should the proposal described herein be approved, the shareholders of Unibanco and Unibanco Holdings shall have the right to receive the interest on capital stock in accordance with the gross and net amounts set forth in the table below. Such values correspond to lots of one thousand (1,000) shares or one thousand (1,000) Share Deposit Certificates (“Units”)*, as the case may be, except for Global Depositary Shares (“GDS”)**, which value corresponds to one GDS. An income tax rate of fifteen percent (15%) will be withheld from such gross amounts, resulting in the net values set forth below:

In R$	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNITS	GDS
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB
Gross Value	1.6562	1.8218	1.4483	1.4483	3.2701	1.6351
Net Value	1.4078	1.5485	1.2311	1.2311	2.7796	1.3898
(*)	Each UNIT represents one preferred share of Unibanco and one preferred share of Unibanco Holdings.
(**)	Each GDS listed on the New York Stock Exchange (NYSE: UBB) is equivalent to 500 Units.

The shares issued by the Companies and the Units will be traded in the Brazilian market with the right to receive payment of interest on capital stock up to the date on which the Meetings of the Boards of Directors are to be held, July 23, 2004, and will be traded without this right (“ex-interest on capital stock”) in the same market on the immediately succeeding business day.

July 23, 2004 will be the Record Date for purposes of compliance with obligations arisen from the GDS program maintained by the Companies in the United States of America.

São Paulo, July 13, 2004

UNIBANCO-UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.
José Lucas Ferreira de Melo	Geraldo Travaglia Filho
Investors Relations Officer	Investors Relations Officer

Please note that the original Company Announcement is in Portuguese. In case of doubt the Portuguese version prevails.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 13, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Chief Financial Officer

By:	/s/ Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Chief Executive Officers

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.